FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZ's Tagrisso approved in Japan for 1st-line NSCLC

21 August 2018

Tagrisso approved in Japan for 1st-line treatment
of EGFR-mutated non-small cell lung cancer

1st-line Tagrisso offers a potential new standard of care
for Japanese lung cancer patients

AstraZeneca today announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) has approved Tagrisso (osimertinib) for the 1st-line treatment of patients with inoperable or recurrent epidermal growth factor receptor (EGFR) mutation-positive non-small cell lung cancer (NSCLC), following priority review. The approval is based on results from the global Phase III FLAURA trial which included Japanese patients and which were published in the New England Journal of Medicine.

Dave Fredrickson, Executive Vice President, Head of the Oncology Business Unit, said: "Tagrisso is already approved in Japan for the treatment of patients with EGFR T790M mutation-positive inoperable or recurrent NSCLC that is resistant to existing 1st-line EGFR-inhibitor medicines. Today's approval moves the use of Tagrisso to the 1st-line setting, replacing older medicines which, given the high prevalence of the EGFR mutation in Japan, offers an important new treatment option for these patients."

The FLAURA trial compared Tagrisso to current 1st-line EGFR tyrosine kinase inhibitors (TKIs), erlotinib or gefitinib in previously-untreated patients with locally-advanced or metastatic EGFR-mutated (EGFRm) NSCLC. In the trial, Tagrisso demonstrated superior progression-free survival (PFS) of 18.9 months compared with 10.2 months for the comparator arm (see table below), and this benefit was consistent across all subgroups including in patients with or without central nervous system (CNS) metastases, an important benefit for lung cancer patients.

FLAURA trial efficacy results according to investigator assessment
Efficacy parameter	Tagrisso(N=279)	EGFR-TKI comparator (gefitinib or erlotinib) (N=277)
PFS
Number of events (62% maturity)	136 (49)	206 (74)
Median PFS (95% confidence interval [CI])	18.9 months (15.2, 21.4)	10.2 months (9.6, 11.1)
Hazard ratio (HR [95% CI]); p-value	0.46 (0.37, 0.57); p < 0.0001
Objective response rate (ORR)
Response rate (95% CI)	80% (75, 85)	76% (70, 81)
Odds ratio (95% CI); p-value	1.3 (0.9, 1.9); p=0.2421
Duration of response (DoR)
Median DoR (95% CI)	17.2 months (13.8, 22.0)	8.5 months (7.3, 9.8)

Safety data for Tagrisso in the FLAURA trial were in line with those observed in prior clinical trials. Tagrisso was generally well tolerated, with Grade 3 or higher adverse events (AEs) occurring in 34% of patients taking Tagrisso and 45% in the comparator arm. The most common adverse reactions in patients treated with Tagrisso were rash/acne (54.5%), diarrhoea (49.5%), dry skin/eczema (33.3%) and nail disorder including paronychia (32.6%) (at the time of supplementary approval).

Tagrisso has now received approval in 40 countries for the 1st-line treatment of patients with metastatic EGFRm NSCLC, including the US, Japan and in Europe. Other global health authority reviews and submissions are ongoing.

About EGFRm NSCLC
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths, more than breast, prostate and colorectal cancers combined. Lung cancer is broadly split into NSCLC and small cell lung cancer (SCLC), with 80-85% classified as NSCLC. Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC. These patients are particularly sensitive to treatment with EGFR-TKIs which block the cell-signalling pathways that drive the growth of tumour cells. Approximately 25% of patients with EGFRm NSCLC have brain metastases at diagnosis, increasing to approximately 40% within two years of diagnosis. The presence of brain metastases often reduces median survival to less than 8 months.

About Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI designed to inhibit both EGFR-sensitising and EGFR T790M-resistance mutations, with clinical activity against CNS metastases. Tagrisso 40mg and 80mg once-daily oral tablets have now received approval in 39 countries, including the US, Japan and in Europe, for 1st-line EGFRm advanced NSCLC, and more than 75 countries, including the US, Japan, China and in Europe, for 2nd-line use in patients with EGFR T790M mutation-positive advanced NSCLC. Tagrisso is also being developed in the adjuvant setting (ADAURA), in the locally-advanced unresectable setting (LAURA), and in combination with other treatments.

About the FLAURA trial
The FLAURA trial assessed the efficacy and safety of Tagrisso 80mg orally once daily vs. standard-of-care EGFR-TKIs (either erlotinib [150mg orally, once daily] or gefitinib [250mg orally, once daily]) in previously-untreated patients with locally-advanced or metastatic EGFRm NSCLC. The trial was double-blinded and randomised, with 556 patients across 29 countries.

About AstraZeneca in Lung Cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of lung cancer across all stages of disease and lines of therapy. We aim to address the unmet needs of patients with EGFRm NSCLC with our approved medicines, Iressa and Tagrisso, and with the Phase III ADAURA and LAURA trials.

Our Immuno-Oncology portfolio includes Imfinzi, an anti-PDL1 antibody, which is in development as monotherapy (ADJUVANT, PACIFIC2, MYSTIC and PEARL trials) and in combination with tremelimumab and/or chemotherapy (MYSTIC, NEPTUNE, CASPIAN, and POSEIDON trials).

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of precision combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
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Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Josie Afolabi		+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 August 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary